SS 2/6/07

AB 2/9/06

06001826

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON (City) NJ (State) 07011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT S. COMPERATORE 973-365-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE (Address) CLIFTON (City) NJ (State) 07012 (Zip Code)

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 0 2 2006 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 0 2006 BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

Notary Public
My Commission Expires
Feb. 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2005

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2005, and the related statements of income, capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert G. Peters, CPA

Clifton, New Jersey
January 24, 2006

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2005

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 13,422	
Market value of securities owned	0	
Commission receivable	39,242	
Good faith deposit	50,658	
Other clearing accounts	1,111	
Total Current Assets		104,433

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	3,290	
Total Current Liabilities		$ 3,290
Capital		101,143
Total Liabilities and Capital		$ 104,433

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2005 through December 31, 2005

Revenues:		
Income-Commissions		$535,485
Income-Non-commission		27,622
		$563,107
Expenses:		
Postage and mailings	$ 2,341	
Rent	26,786	
Periodicals	1,916	
Transfer costs	2,690	
Management Fees	120,000	
Equipment Rental	25,024	
Adv & bus promotion	9,459	
Insurance	150	
Telephone	3,350	
NJ Annual Report	0	
Data Processing	2,463	
Membership fees and dues	3,429	
Salesmen's commissions	238,980	
Transportation	2,062	
Continuing education	1,515	
Interest Expense	8,000	
Stationary and supplies	2,432	
Back office expense	46,000	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	1,965	
Utilities	3,906	
Total Expenses		563,068
Net Income (loss)		$ 39

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2005

Cash flow from operations:	
Net earnings	$ 39
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Increase in clearing account	(643)
Decrease in accounts payable	(24,266)
Increase in good faith deposit	(491)
Increase in commission receivable	(4,903)
Partner contributions in excess of draw	35,000
Increase / <Decrease> in cash	4,736
Cash at beginning of year	8,686
Cash at end of year	$ 13,422
	=======

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2005 to December 31, 2005

	12/31/2004	12/31/2005
Current assets	$ 93,660	$ 104,433
Current liabilities	(27,556)	(3,290)
Net working capital	$ 66,104	$ 101,143

Net working capital - Jan. 1	$ 127,980	$ 66,104
Increase (Decrease) in capital Equity Jan. 1 - Dec. 31	(63,989)	35,000
Income for the period Jan. 1 - Dec. 31	2,113	39
Net working capital-Dec. 31	$ 66,104	$ 101,143

Robert G. Peters, CPA

File No. 8-44141

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2005 through December 31, 2005

Capital January 1, 2005	$	66,104
Net Income Jan. 1, 2005 through Dec. 31, 2005		39
Contributions from Jan. 1, 2005 thru Dec. 31, 2005		110,000
Drawings from Jan. 1, 2005 thru Dec. 31, 2005	$	(75,000)
Capital December 31, 2005	$	101,143

Robert G. Peters, CPA

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2005

Note 1. For the period January 1, 2005 through December 31, 2005, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2005 at a ratio of .033 to 1. Computed as follows:

Partnership Capital			$ 101,143
Less: Capital deductions			(0)
Net Capital before haircuts			$ 101,143
Less: Haircuts on securities:			
Investment securities	$	0	
Undue concentration		0	
Fail to receive		0	(0)
Net Capital			$ 101,143
Aggregated indebtedness			3,290
AI / NC			.033 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2005

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2005, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2006.

2005 Final Statement - Amount Due

D Number :	5407
ganization Name:	VBC SECURITIES, LLC
ance As Of:	1/5/2005 1:11:47 AM

tact:	VINCENT S. COMPERATORE
tact Phone #:	973-365-1900
tement Generated:	12/19/2004 8:39:23 AM

mary	
D Charges	$3,490.00
D Charges	N/A
l Charges:	$3,490.00
unt Due:	$130.00

YMENT IN FULL REQUIRED BY FEBRUARY 4, 2005.

Mail and Express Delivery:

e check payable to NASD; print and mail first page of this statement and submit with ment.

payment to:	
Mail	NASD, CRD-IARD P.O. Box 7777-W8705 Philadelphia, PA 19175-8705
ess Delivery	NASD, CRD-IARD W8705 c/o Mellon Bank, Rm 3490 701 Market Street Philadelphia, PA 19106

1 6 05
SEC
130-

CRD/IARD E-Pay:

it an online Renewal payment by accessing the Web CRD/IARD E-Pay Application. In for funds to be posted to your firm's RENEWAL Account by **FEBRUARY 4, 2005**, nent must be submitted electronically, no later than 8:30 p.m. (ET), on February 2, 5.

bined statement for the following annual fees:

NASD 2005 Web CRD/IARD System Processing and NASD Branch Office Fees
NYSE, AMEX, CBOE, ISE, PCX and PHLX 2005 Maintenance Fees for Registered Personnel
Jurisdiction 2005 Agent Renewal Fees
Jurisdiction 2005 Broker/Dealer Renewal Fees
Jurisdiction 2005 Investment Adviser Representative Renewal Fees
Jurisdiction 2005 Investment Adviser Firm Renewal Fees

Renewal Statements reflect year-end registration approvals and/or Notice Filings for er/Dealer and Investment Adviser firms. Payment made by NASD to regulators for h you were registered and/or Notice Filed exceeded your preliminary payment by the

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE
CLIFTON, NEW JERSEY 07011

PNCBANK 5116
55-760/312
11/11/2004

PAY TO THE ORDER OF NASD Regulation Inc. CRD-IARD $ **3,360.00

Three Thousand Three Hundred Sixty and 00/100 DOLLARS

NASD Regulation Inc. CRD-IARD
P.O. Box 7777-W8705
Philadelphia, PA 19175-8705

MEMO 2005 CRD Annual renewal

AUTHORIZED SIGNATURE

⑈005116⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000336000⑈

WHOLESALE LOCKBOX CREDIT TO THE ACCOUNT OF WITHIN NAMED PAYEE, ABSENCE OF ENDORSEMENT GUARANTEED PAYMENT ACCEPTED WITHOUT PREJUDICE MELLON BANK NA PITTSBURGH PA

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE
CLIFTON, NEW JERSEY 07011

PNCBANK 5179
55-760/312
1/7/2005

NASD Regulation Inc. CRD-IARD $ 130.00

DOLLARS

NASD Regulation Inc. CRD-IARD
P.O. Box 7777-W8705

CRD Annual renewal Add'l

AUTHORIZED SIGNATURE

⑈005179⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000013000⑈

ENDORSE HERE

0008705 8705117 3 003 17 09

0433-0344
WHOLESALE LOCKBOX, CREDIT TO THE ACCOUNT OF WITHIN NAMED PAYEE, ABSENCE OF ENDORSEMENT GUARANTEED PAYMENT ACCEPTED WITHOUT PREJUDICE
MELLON BANK NA PITTSBURGH,PA
1-800-523-0400

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE

MSRB
Municipal Securities
Rulemaking Board

STATEMENT

ISRB NUMBER: A1399

VBC Securities
MUNICIPAL BOND DEPARTMENT

P.O.BOX 166
CLIFTON NJ 07011

ATE	DESCRIPTION	AMOUNT
/1/2004	ANNUAL FEE FISCAL YEAR 2005	$300.00

10.14.04
SEC
300-0

TOTAL: $300.00

turn a copy of this statement with your payment.
ease put your MSRB NUMBER on your check.

URRENT	30 DAYS	60 DAYS	90 DAYS
$300.00	$0.00	$0.00	$0.00

MSRB NUMBER: A1399 DATE: 9/30/2004

1900 Duke Street, Suite 600
Alexandria, VA 22314-3412
phone 703 797 6600

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE
CLIFTON, NEW JERSEY 07011

PNCBANK
55-760/312

5085

10/14/2004

PAY TO THE ORDER OF MSRB $ **300.00

Three Hundred and 00/100*** DOLLARS

MSRB
1900 Duke Street
Suite 600
Alexandria, VA 22314

MEMO A1399 - Annual fee year 2005

AUTHORIZED SIGNATURE

⑈005085⑈ ⑆031207607⑆ 8100253423⑈ ⑉0000030000⑉

ENDORSE HERE

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE

Security features on this document include: Chemically Sensitive Paper, Padlock Icon, Colored Pantograph, "Original Document" Screen and Microprint Borders.
A Padlock design is a certification mark of the Check Payment Systems Association

SUNTRUST BLT 10182004
051000020
00418281

CREDIT TO WITHIN NAMED PAYEE
SUNTRUST BANK >055002707<
0000202314030 10-18-2004
4 25 16

PROCESSED
031000011
PROCESSING BANK
SVC-752 10192004
12 E:2603
18951 0926192893